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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated December 18, 2002 announcing SONERA CORPORATION FILED A RESPONSE TO THE WRIT BY BROADBAND MOBILE AB'S BANKRUPTCY ESTATE.

SONERA CORPORATION	STOCK EXCHANGE RELEASE December 18, 2002 at 4.30 p.m. 1(2)

SONERA CORPORATION FILED A RESPONSE TO THE WRIT BY BROADBAND MOBILE AB'S BANKRUPTCY ESTATE

        Sonera Corporation has today filed its response to the writ by Broadband Mobile AB's bankruptcy estate it was served on November 8, 2002. In its response, Sonera Corporation states that it contests the claim. Sonera filed its response with the district court of Asker & Baerum. The court has not yet announced the date of the hearing, which is not expected to take place until at the end of 2003.

        Broadband Mobile AB's bankruptcy estate has claimed a total of NOK 332 million, i.e. approx. EUR 45 million, from the shareholders of Broadband Mobile, Enitel ASA (50%) and Sonera Corporation (50%). The claim is based on the shareholders' commitment to provide adequate financial resources to the investment. The commitment was given at the time of applying for the UMTS licence.

SONERA CORPORATION

Jyrki Karasvirta
Vice President,
Acting Head of Corporate Communications

DISTRIBUTION:
HEX
Major media

Cautionary Disclaimer/Legend

        On December 9, 2002, Telia announced the completion of its exchange offer for all of the outstanding shares, including shares in the form of American depositary shares, or ADSs, and certain warrants of Sonera. Effective December 9, 2002, Telia changed its name to TeliaSonera. As a result of the completion of the exchange offer, TeliaSonera is, pursuant to Finnish law, making a mandatory redemption offer to acquire all of the outstanding shares, including shares in the form of ADSs, and warrants of Sonera were not tendered in the exchange offer. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of TeliaSonera. Any offer in the United States will only be made through a prospectus, as amended or supplemented, which is part of a registration statement on Form F-4 which Telia originally filed with the U.S. Securities and Exchange Commission (the "SEC") on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, as it may be amended from time to time, the prospectus, including any amendments or supplements thereto, included therein and other documents relating to the offer that TeliaSonera has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC's web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, and any amendment thererto, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting TeliaSonera AB, Investor Relations, SE-123 86 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera Corporation, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2002	SONERA CORPORATION
	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Acting Head of Corporate Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SIGNATURES